OMB APPROVAL
OMB Number: 3235-0058
Expires: March 31, 2006
Estimated average burden hours per response. . .2.50
SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

Form 10-K   ______Form 20-F ______ Form 11-K_______Form 10-Q       X         Form N-SAR_______ For Period

Ended: ______________________
[    ] Transition Report on Form 10-K
[    ] Transition Report on Form 20-F
[    ] Transition Report on Form 11-K
[ X ] Transition Report on Form 10-Q
[    ] Transition Report on Form N-SAR
For the Transition Period Ended:

February 28, 2006

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Full Name of Registrant:	U.S. Precious Metals, Inc.
Former Name if Applicable:	N/A
Address of Principal Executive Office (Street and Number):	6 Glory Lane
City, State and Zip Code:	Sussex, N.J. 07461-0326

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate letter)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Unavailability of the registrant’s counsel the week of April 10th. through April 14

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jack Wagenti	(973)	(973) 875-7647
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      X      Yes             No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?            Yes       X      No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 U.S. Precious Metals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:

April 13, 2006

  By:

Jack Wagenti

Title:

Chief Executive Officer